Docusign Envelope ID: A856BFC6-52B7-4925-A121-84C54F2F4DFD

ADDENDUM #10 TO REAL ESTATE OPTION AGREEMENT

THIS ADDENDUM #10 ("Addendum 10") dated December 13, 2025 amends and updates the Real Estate Option Agreement (the "Agreement") by and between BJ BUILDERS, INC., a West Virginia corporation ("Seller") and FRONTIERAS NORTH AMERICA, a Wyoming corporation, and/or assignee ("Purchaser") originally dated March 10, 2022, as previously amended by Addendums 1-9. Terms not defined herein shall have the meaning given them in the Agreement or the Addendums.

RECITALS:

Purchaser has previously paid to Seller sums totaling eight hundred thirty-two thousand five hundred dollars ($832,500.00) in Option Payments, all of which are non-refundable without conditions at this point, and all of which shall be applied to the Purchase Price at Closing.

Now, it is the desire of the parties to extend the Closing Date as outlined below. Therefore, in consideration of the foregoing, and of the mutual covenants contained herein and in the Agreement, the parties hereby agree as follows:

1. Closing Date Extension. The Closing Date shall be extended to on or before January 16, 2026 at 5 PM PT. All other terms and conditions of the Agreement are hereby ratified and remain in full force and effect.

2. Closing Extension Payment. In consideration of the extension of the Closing Date, Purchaser shall make a payment of fifty thousand dollars ($50,000.00) within five business days of signing this extension. Such additional Closing Extension Payment shall be non-refundable and shall be applied to the Purchase Price at Closing.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum 10 effective as of the day and year first above written.

SELLER:

BJ BUILDERS, INC.

a West Virginia corporation

By: _________________________________
       Sandy Dunn, President

PURCHASER:

FRONTIERAS NORTH AMERICA
a Wyoming corporation

By: ________________________________
        Matt McKean, Chief Executive Officer